Filed Pursuant to Rule 433
Registration No. 333-149539
April 6, 2009
BorgWarner Inc.
$325,000,000
3.50% Convertible Senior Notes due 2012

Issuer:	BorgWarner Inc., a Delaware corporation (“BorgWarner”).

Ticker/Exchange:	BWA/The New York Stock Exchange.

Title of Securities:	3.50% Convertible Senior Notes due 2012 (the “notes”).

Aggregate Principal Amount Offered:	$325,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $48,750,000 of additional aggregate principal amount of notes).

Denomination:	$1,000 x $1,000.

Proceeds Net of Any Commissions Payable to the Underwriters in Connection with the Offering:	Approximately $315,250,000 (without giving effect to any exercise of the underwriters’ option to purchase up to $48,750,000 of additional aggregate principal amount of notes).

Maturity:	The notes will mature on April 15, 2012, subject to earlier repurchase or conversion.

Annual Interest Rate:	3.50% per annum.

Interest Payment Dates:	Interest will accrue from April 9, 2009, and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2009.

Day Count Convention:	30/360.

Issue Price:	100%, plus accrued interest, if any, from April 9, 2009.

Closing Stock Price:	$25.74 on the New York Stock Exchange as of April 6, 2009.

Initial Conversion Price:	Approximately $32.82 per share of common stock.

Initial Conversion Rate:	30.4706 shares of common stock per $1,000 aggregate principal amount of notes.

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Trade Date:	April 6, 2009.

Expected Settlement Date:	April 9, 2009.

CUSIP Number:	099724AF3.

Listing:	None.

Convertible Note Hedge and Warrant Transactions:	The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, 9,902,945 shares of BorgWarner’s common stock. The warrants issued to one or more of the underwriters or affiliates thereof cover, subject to customary anti-dilution adjustments, 9,902,945 shares of BorgWarner’s common stock. The cost to BorgWarner of the convertible note hedge transactions, taking into account the proceeds to BorgWarner of the warrant transactions, was $21,937,500. If the underwriters exercise their over-allotment option to purchase additional notes, the number of shares underlying the convertible note hedge transactions will automatically increase and BorgWarner expects to increase the number of shares underlying the sold warrant transactions as well, in each case on a pro rata basis.

Fundamental Change:	If BorgWarner undergoes a fundamental change (as defined under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes” in the prospectus supplement relating to this offering, dated April 6, 2009 (the “Prospectus Supplement”)), investors will have the option to require BorgWarner to purchase all their notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change purchase date. BorgWarner will pay cash for all notes so purchased.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change:	The following table sets forth the numbers of additional shares of BorgWarner’s common stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole fundamental change based upon hypothetical stock prices and effective dates as specified:

	Stock Price
Effective Date	$25.74	$26.00	$28.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$130.00
April 9, 2009	8.3794	8.1798	6.8387	5.7847	3.9998	2.9530	1.8843	1.3849	1.1013	0.9152	0.7804	0.6765	0.5932	0.4666
April 15, 2010	8.3794	7.9909	6.2199	5.0701	3.2062	2.2043	1.3048	0.9455	0.7560	0.6331	0.5431	0.4729	0.4160	0.3288
April 15, 2011	8.3794	7.9909	5.5414	4.1873	2.1597	1.2478	0.6462	0.4763	0.3902	0.3311	0.2858	0.2497	0.2202	0.1748
April 15, 2012	8.3794	7.9909	5.2437	2.8627	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $130.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $25.74 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will the total number of shares of BorgWarner’s common stock issuable upon conversion of notes exceed 38.8500 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley at (866) 718-1649, Merrill Lynch & Co. at (866) 500-5408, Citi at (800) 831-9146 or Deutsche Bank Securities at (800) 503-4611.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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